

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 28, 2006

Mr. Roy G. Warren
Chief Executive Officer
Bravo! Foods International Corp.
11300 US Highway 1
North Palm Beach, Florida 33408

> **Re:** **Bravo! Foods International Corp**
> **Registration Statement on Form SB-2**
> **Filed December 21, 2005**
> **File No. 333-130535**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed March 22, 2005**
> **File No. 0-25039**

Dear Mr. Warren:

We have reviewed your response letters dated March 14, 2006 and March 22, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Balance Sheets, page F-3

1.   We are stilling considering your response to prior comments two and six in our
        letter dated February 15, 2006, in which you have provided a materiality analysis
        to support your conclusion that a restatement of your financial statements is
        unnecessary.

Statements of Cash Flows, page F-7

2.   We note you intend to revise your statements of cash flows in response to prior
        comment four in our letter dated February 15, 2006. Please confirm that the cash
        flows from investing activities line item, "Deferred manufacturing, licenses and
        trademark costs" that you will present in your statements of cash flows in your
        upcoming 2005 Form 10-KSB represents only the cash payments to acquire these
        intangible assets.

Note 6 – Capital Deficit, page F-15

3.   In your response to prior comment three you indicate you have not filed the
        waiver letters received from Series F holders as exhibits. Please file these letters
        as exhibits as required by Item 601(b)(4) of Regulation S-B.

4.   We are continuing to review your response to prior comment seven in our letter
        dated February 15, 2006. To assist us in our review please provide us with
        additional information which is outlined in comments five through seven.

5.   As previously requested, please identify the applicable exhibit number for each
        agreement referenced in your response and the filing to which the document is
        attached. In this regard we note within your response you refer to terms within
        subscription agreements, warrant agreements and note agreements, but you do not
        indicate the location of these documents. To the extent you have not filed these
        agreements as exhibits, please provide us with copies of the agreements and file
        the agreements as exhibits.

6.   In your response dated March 14, 2006 you state holders of series F and I
        convertible preferred stock have waived their rights for mandatory redemption in
        the event of a default that is not within the Company's control. Please explain to
        us how you would determine whether events of default were within or outside of
        your control, and how you were able to conclude that your views with regard to
        this matter would be consistent with those of the holders of your convertible
        preferred stock who have waived their rights of redemption under conditions of

default that are outside of your control, in determining that you had sufficiently removed all possibility of demand for net-cash settlement.

7.   Tell us whether any of your convertible debt is considered a conventional convertible instrument as defined by paragraph 4 of EITF 00-19 and EITF 05-02. Please explain your views with respect to each issuance.

*****

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities undr the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Ross